Exhibit 99.1

Press release

Biophytis reports positive post-hoc analysis of the phase 2-3

COVA clinical study strongly supporting therapeutic

potential of Sarconeos (BIO101) in COVID-19

•	A reduction in the risk of early death or respiratory failure at day 28 of 45% in the Intent-To-Treat (ITT) population and 53% in the Per Protocol (PP) population

•	A reduction in the risk of death at day 90 of 43% in the ITT population and 70% in the PP population

•	The start of regulatory development of Sarconeos (BIO101) targeting conditional and emergency use marketing authorisations in 2023

Paris (France), Cambridge (Massachusetts, U.S.),      November 3rd, 2022, 8am CET – Biophytis SA (NasdaqCM: BPTS, Euronext Growth Paris: ALBPS) (the “Company” or “Biophytis”), a clinical-stage biotechnology company focused on the development of therapeutics that slow the degenerative processes associated with aging, including severe respiratory failure in patients suffering from COVID-19, today released the full results from its phase 2-3 COVA clinical study evaluating Sarconeos (BIO101) in the treatment of COVID-19-related respiratory failure.

The objective of the study was to investigate the efficacy and safety of Sarconeos (BIO101), 350 mg BID in hospitalized COVID-19 patients with hypoxemia, at risk of respiratory failure requiring high flow oxygen or mechanical ventilation, and death. The proportion and time to onset of these negative events were studied at 28 days in the primary analysis, corresponding to the maximum treatment period, with follow-up of mortality and safety for at least 90 days.

The 233 treated patients (ITT population) were 63 years old on average, 64% of the patients were male, recruited in centers in Europe, the US and Brazil between Q3 2020 and Q1 2022, infected with the main SARS-Cov-2 variants. The trial ended early before reaching the 310 patients originally planned, due to stalled recruitment. The sub-population of patients without major protocol deviations (PP sub-population) included 180 patients with similar baseline demographics and disease characteristics as the ITT population. Since the top line results of the study were reported and because the study was underpowered, post-hoc statistical analyses have been performed to re-estimate the effect of Sarconeos (BIO101) on the risk of early death or respiratory failure at day 28 (primary endpoint of the study) and death at day 90 in the ITT and PP populations.

Press release

On respiratory failure or early death, post-hoc Kaplan-Meier analyses show a significant reduction with Sarconeos (BIO101) in the risk of early death or respiratory failure at day 28 by 45% (p=0.037) in the ITT population and by 53% (p=0.051) in the PP population. These post-hoc analyses strongly strengthen the primary analysis that had shown significant differences over 28 days in the Kaplan Meier curves for BIO101 versus placebo, (p=0.034, see figure below), and a strong trend when testing for difference at day 28 by using the pre-defined statistical model (primary end-point,Cochran-Mantel-Haenszel test, p=0.071).

On mortality follow-up over 90 days, post hoc Kaplan-Meier analysis of the risk of death at day 90 was reduced with Sarconeos (BIO101) by 43% in the ITT population (p=0.076) and by 70% in the PP population (p=0.016). These analysis strongly strengthen the trend shown in the primary analysis with similar reduction of risk of death at day 28 which was not significant. The reduction in the risk of death at day 90 reflects the effect of Sarconeos (BIO101) on early death and respiratory failure during the maximum 28 days treatment period that translates efficiently and in the same proportion into a reduction in the risk of death later on.

Sarconeos (BIO101) has a good safety profile, with a lower proportion of patients with adverse events compared to placebo (57% vs. 64%), in particular a lower frequency of serious, mostly respiratory, adverse events (25% vs. 31%).

Press release

The Company aims to present the results in detail as soon as possible during upcoming scientific conferences in the first half of 2023 and in a peer-reviewed scientific journal.

Stanislas Veillet, CEO of Biophytis, said: “These post-hoc analyses strongly support the therapeutic potential of Sarconeos (BIO101) in the treatment of hospitalized patients with severe COVID-19. The reduction in the risk of respiratory failure and death by more than 40% is impressive. These results exceed expectations about the effect size of BIO101 (expected 37.5% relative reduction vs. placebo) used in the sample size calculation of the study and commit us to further develop Sarconeos (BIO101) in this indication, giving hospitalized patients a therapeutic option while COVID-19 is becoming endemic. We will start sharing these results in the coming months with regulatory agencies and health authorities, particularly in Europe, the US and Brazil. The aim is to file for conditional marketing authorisation (Europe) and emergency use authorization (USA, Brazil) as soon as possible in 2023. I would like to sincerely thank all the patients, caregivers, employees, and finally the shareholders of Biophytis for their work, trust and dedication, throughout this study.”

Convinced of the therapeutic potential of Sarconeos (BIO101), Biophytis intends to offer this new therapeutic solution to hospitalized patients with severe COVID-19 as soon as possible. Biophytis will first amend and extend the Early Access Programme (EAP) to make Sarconeos (BIO101) available as soon as possible to hospitalized COVID-19 patients at risk of respiratory failure and death. An EAP has already been approved in the first half of 2022 in Brazil to treat intensive care patients, and applications will be made in other territories including the US and Europe. Biophytis will also start to prepare for filing in 2023 for Emergency Use Authorization (EUA) in the United States and Brazil and conditional marketing authorisation in Europe, depending on COVID-19 evolution.

About the COVA study

As a reminder, the COVA clinical study (identifier clinicaltrials.gov: NCT04472728) is an international, multi-centre, double-blind, placebo-controlled, group-sequential and adaptive two-part study. It is a phase 2-3 study evaluating Sarconeos (BIO101) in patients aged 45 years and older, hospitalised with severe respiratory manifestations of COVID-19. Part 1 of the COVA study is an exploratory Phase 2 proof-of-concept study designed to provide preliminary data on the safety, tolerability and efficacy of Sarconeos (BIO101) in 50 hospitalised patients with severe respiratory failure in patients suffering from COVID-19. Part 2 of the COVA study is a randomised phase 3 study investigating the safety and efficacy of Sarconeos (BIO101) on respiratory function in patients. Due to the evolution of the pandemia, the company decided in April 2022 to stop enrolment at 237 enrolled patients, below the originally planned number of 310.

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, including severe respiratory failure in patients suffering from COVID-19. Sarconeos (BIO101), our leading drug candidate, is a small molecule, administered orally, planned to be developed as a treatment for sarcopenia in upcoming Phase 3 clinical trials in the United States, Brazil and Europe (SARA-31 and SARA-32). It has also been studied in a clinical two-part Phase 2-3 study (COVA) for the treatment of severe respiratory manifestations of COVID-19 in Europe, Latin America, and the US. A pediatric formulation of Sarconeos (BIO101) is being developed for the treatment of Duchenne Muscular Dystrophy (DMD). The Company is based in Paris, France, and Cambridge, Massachusetts. The Company’s ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS – ISIN: US09076G1040). For more information visit www.biophytis.com

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Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the “Risk and uncertainties the Company is to face” section from the Company’s 2021 Half Year Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the “Risk Factors” section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis Contact for Investor Relations

Philippe Rousseau CFO

Investors@biophytis.com

Media Contacts

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